Mail Stop 3561

January 10, 2008

Mr. Joseph Shortal
Chief Executive Officer
Sub-Urban Brands, Inc.
8723 Bellanca Ave, Bldg A
Los Angeles, CA 90045

> **RE:**   **Sub-Urban Brands, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007**
> **Filed April 18, 2007 and August 20, 2007**
> **File No. 333-109903**

Dear Mr. Shortal:

We issued comments to you on the above captioned filings on September 13, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 25, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 25, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, , consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions related to this letter. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief